SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

ACTIVISION BLIZZARD, INC.

(Name of Subject Company (Issuer))

Activision Blizzard, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

00507V109

(CUSIP Number of Class of Securities)

George L. Rose, Esq.

Chief Legal Officer

Activision Blizzard, Inc.

3100 Ocean Park Boulevard

Santa Monica, California 90405

Telephone: (310) 255-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.

David C. Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,028,750,000	$158,330

*                                         Calculated solely for the purpose of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming a maximum aggregate purchase price of $4,028,750,000.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008, equals $39.30 per million of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,330	Filing Party: Activision Blizzard, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: July 16, 2008

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1

☒                                    issuer tender offer subject to Rule 13e-4

☐                                    going-private transaction subject to Rule 13e-3

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on July 16, 2008 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on August 14, 2008 (“Amendment No. 1”), by Activision Blizzard, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer to purchase up to 146.5 million shares of its common stock, par value $0.000001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $27.50 per share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest.  The Company’s offer was made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 16, 2008 (the “Offer to Purchase”), the accompanying letter of transmittal (the “Letter of Transmittal”) and other related materials, which together, as amended and supplemented from time to time, constitute the tender offer.  This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase, the accompanying Letter of Transmittal and other related materials, which were previously filed as exhibits to the Schedule TO, as amended and supplemented by the information in Amendment No. 1, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.    Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

“On August 19, 2008, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York time, on Wednesday, August 13, 2008.  A copy of the press release is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)	Press Release, dated August 19, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIVISION BLIZZARD, INC.

	By:	/s/ George L. Rose
		Name:	George L. Rose
		Title:	Chief Legal Officer and Secretary

Dated: August 19, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated July 16, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2008.

(a)(1)(E)*	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2008.

(a)(1)(F)*	Instructions for Tender Through Conditional Exercise of Options.

(a)(1)(G)*	Option Election Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Summary Advertisement, dated July 16, 2008.

(a)(5)(B)*	Press Release, dated July 16, 2008.

(a)(5)(C)**	Press Release, dated August 13, 2008.

(a)(5)(D)	Press Release, dated August 19, 2008.

(b)	Credit Agreement, dated as of April 29, 2008, by and among the Company and Vivendi S.A. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed April 30, 2008).

(d)(1)

Business Combination Agreement, dated as of December 1, 2007, by and among Activision, Inc., Sego Merger Corporation, Vivendi S.A., VGAC LLC and Vivendi Games, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K, filed December 6, 2007).

(d)(2)	Amended and Restated Certificate of Incorporation of Activision, Inc., dated July 9, 2008 (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K, filed July 15, 2008).

(d)(3)	Amended and Restated Bylaws of Activision Blizzard, Inc., dated July 9, 2008 (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K, filed July 15, 2008).

(d)(4)

Rights Agreement dated as of April 18, 2000, between Activision. Inc. and Continental Stock Transfer & Trust Company, which includes as exhibits the form of Right Certificates as Exhibit A, the Summary of Rights to Purchase Series A Junior Preferred Stock as Exhibit B and the form of Certificate of Designation of Series A Junior Preferred Stock of Activision as Exhibit C, (incorporated by reference to the Company’s Registration Statement on Form 8-A, Registration No. 001-15839, filed April 19, 2000).

(d)(5)

Amendment No. 1 to the Rights Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K, filed December 6, 2007).

(d)(6)	Activision, Inc. 1991 Stock Option and Stock Award Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-K for the year ended March 31, 2002).

(d)(7)	Activision, Inc. 1998 Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 of the Company’s Form 10-Q for the quarter ended September 30, 2001).

(d)(8)	Activision, Inc. 1999 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended June 30, 2002).

(d)(9)	Activision, Inc. 2001 Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q for the quarter ended June 30, 2002).

(d)(10)	Activision, Inc. 2002 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended June 30, 2003).

(d)(11)	Activision, Inc. 2002 Executive Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s Form S-8, Registration No. 333-100114 filed September 26, 2002).

(d)(12)	Activision, Inc. 2002 Studio Employee Retention Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s Form S-8, Registration No. 333-103323 filed February 19, 2003).

(d)(13)	Activision, Inc. Second Amended and Restated 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed March 8, 2005).

(d)(14)	Activision, Inc. 2002 Second Amended and Restated Employee Stock Purchase Plan for International Employees (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed March 8, 2005).

(d)(15)

Activision, Inc. Sub-Plan to the Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees for Eligible Employees in the European Economic Area (incorporated by reference to Exhibit 10.17 of the Company’s Form 10-K, filed May 30, 2008).

(d)(16)

Australian Addendum to the Activision, Inc. Sub-Plan to the Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees for Eligible Employees (incorporated by reference to Exhibit 10.18 of the Company’s Form 10-K, filed May 30, 2008).

(d)(17)	Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended June 30, 2005).

(d)(18)

Amendment to Activision, Inc. Amended and Restated 2003 Executive Incentive Plan, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.9 of the Company’s Form 8-K, filed September 20, 2006).

(d)(19)	Activision, Inc. 2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, Registration No. 333-146431, filed October 1, 2007).

(d)(20)	Australian Addendum to the Activision, Inc. 2007 Incentive Plan (incorporated by reference to Exhibit 10.22 of the Company’s Form 10-K, filed May 30, 2008).

(d)(21)

Form of Stock Option Certificate for grants issued pursuant to the 1998 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed May 31, 2005).

(d)(22)

Form of Stock Option Certificate for grants issued pursuant the 1999 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed May 31, 2005).

(d)(23)

Form of Stock Option Agreement for grants issued pursuant the 2001 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K, filed May 31, 2005).

(d)(24)

Form of Stock Option Agreement for grants issued pursuant the 2002 Executive Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K, filed May 31, 2005).

(d)(25)

Form of Executive Stock Option Agreement for grants to Robert Kotick or Brian Kelly issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.40 of the Company’s Form 10-K for the year ended March 31, 2005).

(d)(26)

Form of Non-Executive Stock Option Agreement for grants to non-executives issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.41 of the Company’s Form 10-K for the year ended March 31, 2005).

(d)(27)

Form of Non-Employee Director Stock Option Agreement for grants to non-employee directors issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.17 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(28)

Notice of Share Option Award for grants to persons other than non-employee directors issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.18 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(29)

Notice of Share Option Award for grants to non-employee directors issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.19 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(30)

Notice of Restricted Share Award for grants issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.20 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(31)

Notice of Restricted Share Unit Award for grants issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.21 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(32)

Amended and Restated Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K, filed December 6, 2007).

(d)(33)

Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Activision, Inc., Vivendi S.A. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed December 6, 2007).

(d)(34)

Replacement Bonus Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K, filed December 6, 2007).

(d)(35)

Stock Option Agreement, dated May 22, 2000, between Activision, Inc. and Robert A. Kotick (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q for the quarter ending September 30, 2000).

(d)(36)

Amended and Restated Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K, filed December 6, 2007).

(d)(37)

Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Activision, Inc., Vivendi S.A. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed December 6, 2007).

(d)(38)

Replacement Bonus Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.6 of the Company’s Form 8-K, filed December 6, 2007).

(d)(39)

Employment Agreement, dated July 22, 2002, between Ronald Doornink and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q for the quarter ended June 30, 2002).

(d)(40)

Amendment, dated February 27, 2003, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.34 of the Company’s Form 10-K for the year ended March 31, 2005).

(d)(41)

Amendment, dated June 1, 2004, to Employment Agreement dated July 22, 2002, between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.5 of the Company’s Form 10-Q for the quarter ended June 30, 2004).

(d)(42)

Amendment, dated June 15, 2005, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.5 of the Company’s Form 10-Q for the quarter ended June 30, 2005).

(d)(43)

Amendment, dated June 4, 2007, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended June 30, 2007).

(d)(44)

Employment Agreement, dated September 11, 2007, between George Rose and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Form 10-Q for the quarter ended September 30, 2007).

(d)(45)

Employment Agreement, dated May 10, 2005, between Charles J. Huebner and Activision Publishing, Inc (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended December 31, 2005).

(d)(46)

Amendment, dated March 30, 2007, to Employment Agreement dated May 10, 2005 between Charles J. Huebner and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.36 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(47)

Employment Agreement, dated June 15, 2005, between Michael Griffith and Activision Publishing, Inc (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q for the quarter ended June 30, 2005).

(d)(48)

Amendment to Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Michael Griffith (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K, filed December 6, 2007).

(d)(49)	Stock Option Agreement, dated June 15, 2005, between Michael Griffith and Activision, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q for the quarter ended June 30, 2005).

(d)(50)

Restricted Stock Award Agreement, dated June 15, 2005, between Michael Griffith and Activision, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Form 10-Q for the quarter ended June 30, 2005).

(d)(51)

Employment Agreement, dated September 9, 2005, between Thomas Tippl and Activision Publishing, Inc (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended September 30, 2005).

(d)(52)

Stock Option Agreement, dated October 3, 2005, between Thomas Tippl and Activision, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q for the quarter ended September 30, 2005).

(d)(53)

Restricted Stock Award Agreement, dated October 3, 2005, between Thomas Tippl and Activision, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q for the quarter ended September 30, 2005).

(d)(54)

Employment Agreement, dated September 18, 2006, between Brian Hodous and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q for the quarter ended December 31, 2006).

(d)(55)	Letter Agreement, dated September 6, 2006, between Brian Hodous and Activision, Inc. (incorporated by reference to Exhibit 10.44 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(56)

Notice of Share Option Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.45 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(57)

Notice of Restricted Share Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.46 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(58)

Notice of Restricted Share Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.47 of the Company’s Form 10-K for the year ended March 31, 2007).

(d)(59)

Employment Agreement, dated October 1, 2006, between Robin Kaminsky and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q for the quarter ended December 31, 2006).

(d)(60)

Employment Agreement, dated September 12, 2007, between Ann Weiser and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.8 of the Company’s Form 10-Q for the quarter ended September 30, 2007).

(d)(61)	First Amendment to the Amended and Restated Bylaws of Activision Blizzard, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K, filed July 31, 2008).

(g)	Not applicable.

(h)	Not applicable.

*                 Previously filed with the Schedule TO on July 16, 2008.

**          Previously filed with Amendment No. 1 on August 14, 2008.